Exhibit 99.2

PRO FORMA COMBINED UNAUDITED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	MBody AI	Check-Cap	Pro forma
	Corp.	Ltd.	Combined
	December 31,	December 31,	December 31,
	2025	2025	2025
	Audited	Audited	Unaudited
Assets
Current assets
Cash and cash equivalents	799	2	801
Short-term bank deposits	–	217	217
Net investment in customer subscription contracts – current	825	–	825
Loan to related parties — Check-Cap Ltd. (eliminated as intercompany – see Note 5)	16	–	–
Total current assets	1,640	219	1,843

Non-current assets
Net investment in customer subscription contracts — non-current	1,260	–	1,260
Property and equipment, net	546	–	546
Investments	–	6,525	6,525
Intangible asset, net	–	726	726
Right-of-use assets – operating lease	–	16	16
Total non-current assets	1,806	7,267	9,073
Total assets	3,446	7,486	10,916

Liabilities and stockholders’ equity
Current liabilities
Accounts Payable	139	790	929
Other accounts payable and accruals (net of $16 intercompany — see Note 5)	–	2,197	2,181
Accrued expenses	260	–	260
Employees and payroll accruals	–	406	406
Other accrued liabilities	–	640	640
Operating lease liabilities – current	–	16	16
Loans from shareholders / related parties	416	–	416
Total current liabilities	815	4,049	4,848

Non-current liabilities
Net deferred tax liability	44	–	44
Operating lease liabilities – non-current	–	–	–
Total non-current liabilities	44	–	44
Total liabilities	859	4,049	4,892

Stockholders’ equity
Share capital (reflects Check-Cap legal capital structure — see Note 5)	2	83,918	83,918
Additional paid-in capital (includes $2 reclass — see Note 5)	2,078	85,389	87,469
Retained earnings (accumulated deficit)	509	(165,870)	(165,361)
Effects of rounding	(2)	–	(2)
Total stockholders’ equity	2,587	3,437	6,024
Total liabilities and equity	3,446	7,486	10,916

PRO FORMA COMBINED UNAUDITED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	MBody AI Corp.	Check-Cap Ltd.	Pro forma Combined
	For the year ended December 31, 2025
Revenues:
Customer subscription contract revenue	$2,210	$–	$2,210
Subscription interest income	66	–	66
Product sales	74	–	74
Services revenue	51	–	51
Total revenues	2,401	–	2,401

Cost of revenues	1,046	–	1,046

Gross profit	1,355	–	1,355

Operating expenses:
Selling, general and administrative expenses	721	2,373	3,094
Depreciation	69	–	69
Research and development expenses, net	–	–	–
Total operating expenses	790	2,373	3,163

Operating income (loss)	565	(2,373)	(1,808)

Other income (expense):
Income on debt extinguishment and conversion	–	6,525	6,525
Finance income (expense), net	–	(12)	(12)
Interest expense	(12)	–	(12)
Total other income (expense), net	(12)	6,513	6,501

Income before income tax	$553	$4,140	$4,693

Income tax provision	(44)	–	(44)

Net Income (Loss)	$509	$4,140	$4,649

Income (loss) per share:
Net income (loss) per ordinary share - basic and diluted	$0.0034	$0.66	$0.07
Weighted average number of ordinary shares outstanding - basic and diluted	150,346,911	6,232,226	70,205,020

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

STATEMENTS (U.S. dollars in thousands, except share and per share data)

NOTE 1. DESCRIPTION OF THE BUSINESS COMBINATION

MBody AI Corp. (“MBody AI”), a Nevada C-corporation incorporated on October 7, 2024, and Check-Cap Ltd. (“Check-Cap”), an Israeli company whose ordinary shares are listed on the NASDAQ Capital Market, entered into a Business Combination Agreement and Plan of Merger pursuant to which, upon the legal closing of the merger, MBody AI will be merged with and into a wholly-owned subsidiary of Check-Cap (CC Merger Sub Inc., a Nevada corporation incorporated on September 9, 2025), with MBody AI surviving as a wholly-owned subsidiary of Check-Cap (the “Merger”).

Approximately 98% of Check-Cap shareholder votes cast at the special general meeting held in November 2025 were in favor of the Merger. Effective December 2, 2025, Check-Cap’s NASDAQ ticker was changed from “CHEK” to “MBAI”. The actual closing date of the Merger has not yet occurred but is expected to take place in the first half of 2026; for purposes of this pro-forma presentation, see Note 3 regarding the assumed transaction dates.

Pursuant to the agreed share-exchange ratio, MBody AI’s pre-merger equity holders own approximately 90% of the post-merger combined entity, and Check-Cap’s pre-merger equity holders own approximately 10%.

NOTE 2. BASIS OF PRESENTATION

These unaudited pro-forma combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended by SEC Final Rule 33-10786 (effective January 1, 2021). The pro-forma combined financial information reflects the historical financial statements of MBody AI and Check-Cap, adjusted to give effect to the Merger and certain related transactions described herein.

These statements are combined, not consolidated. The two companies remain distinct legal entities; the Merger has not yet legally closed, and there is no parent-subsidiary relationship at the date of these statements. Combined presentation is used for investor information purposes only — to illustrate what the combined entity’s financial position and results of operations would have approximated had the Merger occurred on January 1, 2025. ARB No. 51 / ASC 810-10 consolidation provisions do not apply at this point.

In accordance with Article 11, only Transaction Accounting Adjustments are presented (and these are described qualitatively in Note 5 rather than via separate adjustment columns due to immateriality). No Management’s Adjustments (as defined in Rule 11-02(a)(7)) — such as projected synergies — are presented.

Both companies report under U.S. generally accepted accounting principles (“U.S. GAAP”) and use the U.S. dollar as their functional and presentation currency. No IFRS-to-GAAP conversion or currency translation adjustments are required.

All amounts are presented in U.S. dollars in thousands, except share and per-share data. MBody AI’s source ledger is maintained in full U.S. dollars; line items have been rounded to the nearest thousand individually. Sums of displayed line items may not foot to displayed totals due to rounding. Check-Cap’s source figures are presented as reported in its Form 20-F (in $ thousands).

No comparative pro-forma information for FY2024 or FY2023 has been prepared.

NOTE 3. ASSUMED TRANSACTION DATES

The unaudited pro-forma combined balance sheet at December 31, 2025 gives effect to the Merger as if it had occurred on December 31, 2025. The unaudited pro-forma combined statement of operations for the year ended December 31, 2025 gives effect to the Merger as if it had occurred on January 1, 2025. The actual legal closing of the Merger has not yet occurred.

NOTE 4. ACCOUNTING TREATMENT: REVERSE RECAPITALIZATION

The Merger has been accounted for as a reverse recapitalization rather than as a business combination under ASC 805, Business Combinations. This determination is based on management’s conclusion. At closing, Check-Cap had no significant operating activities, no employees engaged in operations, no revenue-generating processes, and no organized workforce. The Apollo investment securities and Ghost Kitchens intangible asset recognized in 2025 represent passive financial and intangible holdings, not an integrated set of activities and assets capable of producing outputs.

Under reverse recapitalization accounting: (i) the historical financial statements of the combined entity going forward will be those of the accounting acquirer, MBody AI; (ii) the legal capital structure (par value, share count, authorized shares) of the combined entity is that of the legal acquirer, Check-Cap; (iii) Check-Cap’s net assets at the assumed transaction date are recorded at their pre-merger carrying values, with no fair-value step-up and no recognition of goodwill or bargain purchase gain; and (iv) any difference between the par value of shares issued and the fair value of net assets received is reflected in additional paid-in capital.

NOTE 5. COMBINATION ADJUSTMENTS

These pro-forma combined statements are combined rather than consolidated; intercompany adjustments are not presented in separate adjustment columns due to immateriality (each less than 0.2% of pro-forma total assets or equity). The following adjustments are reflected in the pro-forma combined column and disclosed here for transparency:

(a) Intercompany loan elimination

MBody AI’s balance sheet at December 31, 2025 includes a ‘Loan to related parties — Check-Cap Ltd.’ of $16. Check-Cap’s December 31, 2025 balance sheet does not separately disclose a corresponding payable; this loan is included within Check-Cap’s ‘Other accounts payable and accruals — Other’ of $2,197. The pro-forma combined column reflects the elimination of this intercompany balance: MBody AI’s $16 receivable is shown as $0 in the pro-forma combined column, and Check-Cap’s $2,197 ‘Other accounts payable and accruals’ is shown net of the $16 intercompany payable as $2,181. No income statement impact arises — no intercompany interest income or expense was recognized in either historical statement of operations for FY2025.

(b) Share capital reclassification

MBody AI’s pre-merger share capital of $2 (par value $0.00001) is reclassified into additional paid-in capital under Check-Cap’s legal capital structure (NIS 48 par-value ordinary shares). Pro-forma combined share capital reflects only Check-Cap’s $83,918 historical share capital. Pro-forma combined additional paid-in capital reflects the sum of MBody AI’s APIC ($2,078), Check-Cap’s APIC ($85,389), and the $2 reclassification = $87,469.

(c) For purposes of the pro-forma basic and diluted earnings per share calculation, the weighted-average shares outstanding of 70,205,020 reflect Check-Cap’s 7,020,502 ordinary shares using the agreed share-exchange ratio of 10%.

(d) Accumulated deficit treatment

Check-Cap’s historical accumulated deficit of $(165,870) is carried forward and combined with MBody AI’s historical retained earnings of $509, resulting in a pro-forma combined accumulated deficit of $(165,361). Management has elected to carry forward Check-Cap’s accumulated deficit rather than absorb it into additional paid-in capital. SAB Topic 4.C supports fact-specific treatment; absorption into APIC was rejected because Check-Cap’s accumulated deficit substantially exceeds combined APIC, which would have resulted in a negative APIC of $(78,401), a presentationally inappropriate outcome.

(e) No fair-value step-up; no goodwill

Consistent with reverse recapitalization treatment, Check-Cap’s net assets are recorded at their pre-merger carrying values. No fair-value step-up is applied. No goodwill or bargain purchase gain is recognized.

(f) Effects of rounding

MBody AI’s source ledger is maintained in full U.S. dollars; line items have been rounded individually to the nearest thousand for presentation. The net rounding adjustment of $(2) to balance MBody AI’s column is presented as a separate equity line for transparency.

(g) Transaction costs

Direct costs of issuing equity in connection with the Merger — including legal fees, accounting and professional fees, SEC and FINRA filing fees, NASDAQ listing fees, printer fees, and other miscellaneous costs have not been capitalized since the transaction is not yet closed. Had these estimated costs been capitalized, the pro-forma combined column would reflect an estimated adjustment of $(163) to cash and a corresponding $(163) to additional paid-in capital. The estimate breaks down as follows: SEC registration fee $1; FINRA filing fee $2; printer fees $10; legal fees $100; accounting and professional fees $30; miscellaneous $20; total $163. Final amounts will be reflected in the period in which the merger is consummated.

NOTE 6. REFERENCE TO STANDALONE FINANCIAL STATEMENTS

These pro-forma combined statements should be read in conjunction with the following standalone financial statements:

(a)	MBody AI Corp. — audited financial statements for the year ended December 31, 2025, including the comparative stub period from October 7, 2024 (inception) to December 31, 2024.

(b)	Check-Cap Ltd. — audited consolidated financial statements as of and for the year ended December 31, 2025, as filed in Check-Cap’s Form 20-F.

Notes to those standalone statements — including but not limited to revenue recognition policies, leases (ASC 842), property, plant and equipment, related party transactions, stockholders’ equity (including share-based compensation), income taxes, and subsequent events — are incorporated herein by reference and are not duplicated in these pro-forma combined statements.

NOTE 7. MATERIAL ASSUMPTIONS AND LIMITATIONS

This unaudited pro-forma combined financial statements are presented for informational purposes only. They are not necessarily indicative of the financial position or results of operations that would have been achieved had the Merger actually occurred on the dates indicated, nor are they indicative of future financial position or results of operations of the combined entity. The pro-forma adjustments are based on currently available information and assumptions that management believes are reasonable. Final adjustments may differ materially from those reflected herein.

These statements have not been audited or reviewed by the Company’s independent registered public accounting firm.